UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
          Commission File Number       1-12322

(Check one:)
[ ] Form 10-K      [ ] Form 20-F  [ ] Form 11-K  X] Form 10-Q    [ ] Form N-SAR

         For Period Ended:                             June 30, 1997

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

         For the transition period ended:


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I--REGISTRANT INFORMATION


                             Saba Petroleum Company

Full name of Registrant

                           Bordeaux Petroleum Company


Former Name if applicable

                          3201 Airpark Drive Suite 201

Address of Principal Executive Office (Street and Number)

                          Santa Maria, California 93455

City, State and Zip Code

                        PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

                                                     [X](a)     The      reasons
                                            described  in  reasonable  detail in
                                            Part III of this  form  could not be
                                            eliminated   without    unreasonable
                                            effort or expense;

                                                     [X](b) The  subject  annual
                                            report,      semi-annual     report,
                                            transition report on form 10-K, Form
                                            20-F,  11-K,  Form  N-SAR or portion
                                            thereof,  will be filed on or before
                                            the fifteenth calendar day following
                                            the  prescribed  due  date;  or  the
                                            subject  quarterly  report  on  Form
                                            10-Q,  or  portion  thereof  will be
                                            filed  on  or   before   the   fifth
                                            calendar    day     following    the
                                            prescribed due date; and

                                                     [  ](c)  The   accountant's
                                            statement or other exhibit  required
                                            by Rule 12b-25 (c) has been attached
                                            if applicable.

                               PART II--NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

See Exhibit 1

                           PART IV--OTHER INFORMATION


                  (1)Name and telephone number of person to contact in regard to this notification
                Walton C. Vance                              805                     347-8700
                (Name)                                   (Area code)             (Telephone number)

                  (2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If answer is no, identify report (s) .

[X]  Yes        [   ] No

                  (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?



[   ] Yes        [ X ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                                     Saba Petroleum Company
                                    (Name of Registrant as specified in Charter)
    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date August 15, 1997             By Walton C. Vance
                                      (Walton C. Vance, Vice President)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

              Intentional misstatements or omissions of fact constitute Federal
                                        Criminal Violations (See 18 U.S.C. 1001)

                                   Form 12b-25

                                  June 30, 1997

Commission File No. 1-12322



PART III. REASONS FRO DELAY IN FILING FORM 10-q WITHIN PRESCRIBED TIME PERIOD

The Company's Form 10-Q has not been filed with the Commission within the prescribed time period (by August 15, 1997) for the following reasons which were outside the Company's control and which could not have been avoided without unreasonable expense:

A significant portion of the Company's operations are reported by foreign subsidiaries. Obtaining the necessary information from the properties' operators and reporting entities which the Company needs in order to complete its consolidated financial reporting has been delayed due to several factors, including distance, language translation, and personnel turnover at the operator's foreign offices.